Exhibit 23


                     Consent of KPMG Peat Marwick LLP


     The Board of Directors
     Hein-Werner Corporation:

     We consent to incorporation by reference in the registration statement (No. 2-68020) on Form S-8 of Hein-Werner Corporation of our report dated February 17, 1995, relating to the consolidated balance sheets of Hein-Werner Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of operations and cash flows for each of the years in the three-year period ended December 31, 1994, and our report dated February 17, 1995, relating to the financial statement schedule for each of the years in the three-year period ended December 31, 1994 which reports appear in the December 31, 1994 Annual Report on Form 10-K of Hein-Werner Corporation.



                                                KPMG Peat Marwick LLP


     Milwaukee, Wisconsin
     March 17, 1995